

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Michael Blackham
Treasurer
WFN Credit Company, LLC
3095 Loyalty Circle
Columbus, Ohio 43219

      Re: WFN Credit Company, LLC
          World Financial Network Credit Card Master Trust
          World Financial Network Credit Card Master Note Trust
          Registration Statement on Form SF-3
          Filed April 12, 2022
          File Nos. 333-264255, 333-264255-01 and 333-264255-02

Dear Mr. Blackham:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Meeks at 202-551-7146 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Structured Finance